Heron Therapeutics, Inc.
100 Regency Forest Drive, Suite 300
Cary, North Carolina 27518

September 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tim Buchmiller

Re:	Heron Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-290143
Filed September 9, 2025

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Heron Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 16, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective.

Please contact Andrew P. Gilbert, of DLA Piper LLP (US), counsel to the Company, at (973) 520-2553, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

HERON THERAPEUTICS, INC.

By:	/s/ Ira Duarte
Name: Ira Duarte Title: Executive Vice President, Chief Financial Officer